

September 14, 2010

Via U.S. Mail and Fax (817) 665-5004
Mr. Philip Cook
Chief Financial Officer
Quicksilver Resources Inc.
777 West Rosedale Street
Fort Worth, TX 76104

   Re: **Quicksilver Resources Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 27, 2008

      Form 10-Q for the Quarterly Period Ended June 30, 2010
      Filed August 9, 2010
      File No. 1-14837

Dear Mr. Cook:

   We have reviewed your response letter dated July 13, 2010, along with the filings referenced above, and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits 99.1, 99.2 and 99.4

1. We note your response to prior comment ten of our letter dated July 2, 2010 and your related request to remove such limiting language from the reports in future filings. As these reports limit an investor's reliance on the estimation of proved reserves as of a point in time, we reissue our prior comment. Please obtain and file revised reports which retain no language that could suggest either a limited audience or a limit on potential investor reliance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant